



MONTPELIER RE HOLDINGS LTD.
Financial Supplement Q2 2005
Organizational Chart

Anthony Taylor
Chairman
President & CEO
Russell Fletcher
Chief Underwriting Officer
Tom Busher
Chief Operating Officer
Kip Oberting
Chief Financial Officer
Nick Newman-Young
Marketing Director
Chris Harris
Chief Actuary
Jonathan Kim
General Counsel
Neil McConachie
Treasurer & CAO

Investor enquiries:

Neil McConachie, Treasurer and Chief Accounting Officer
telephone: (441) 297 9576
email: neil.mcconachie@montpelierre.bm